Exhibit 99.2

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2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. - NOTICE AND AGENDA

2022 ANNUAL GENERAL MEETING

OF SHAREHOLDERS

PROQR THERAPEUTICS N.V.

-

NOTICE AND AGENDA

PROQR THERAPEUTICS I ZERNIKEDREEF 9 I 2333 CK LEIDEN I THE NETHERLANDS I +31 88 166 7000 I WWW.PROQR.COM

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Notice for the AGM

The 2022 annual general meeting of shareholders of ProQR Therapeutics N.V. (the "Company") will take place on Tuesday June 30, 2022, at 14:00 hours CET (the "AGM"). The AGM will formally be held at the offices of the Company (Zernikedreef 9, 2333 CK Leiden, The Netherlands), but due to the Covid-19 pandemic shareholders can only participate virtually, all in accordance with the Temporary Act COVID-19 Justice and Safety.

Agenda for the AGM

The agenda for the AGM, as proposed by the Company's Management Board (the "Management Board") and the Company's Supervisory Board (the "Supervisory Board"), is as follows:

1.	Opening of the AGM
2.	Report of the Management Board for the financial year 2021 (discussion item)
3.	Disclosure of remuneration in the annual accounts for the financial year 2021 (discussion item)
4.	Adoption of the annual accounts, including the appropriation of net result, for the financial year 2021 (voting item)
5.	Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2021 (voting item)
6.	Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2021 (voting item)
7.	Re-appointment of Supervisory Board member Alison Lawton (voting item)
8.	Re-appointment of Management Board member Daniel de Boer (voting item)
9.	Appointment of Management Board member Rene Beukema (voting item)
10.	Appointment of KPMG Accountants N.V. as the Company's external auditor for the financial year 2023 (voting item)
11.	Amendment of the Compensation Principles for the Supervisory Board (voting item)
12.	Amendment of the Compensation Policy for the Management Board (voting item)
13.	Reverse Stock Split and amendment of the Articles of Association of the Company (voting item)
14.	Authorization of the Management Board to issue ordinary shares (voting item)
15.	Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)
16.	Closing of the AGM

Availability of AGM Materials

Copies of (i) this notice including the agenda for the AGM, (ii) the explanatory notes to the agenda for the AGM, (iii) the annual report of the Company, which includes the annual accounts for the financial year 2021, the report of the Management Board and Supervisory Board for the financial year 2021, and related information as required by law, (iv) the proposed compensation principles for the Supervisory Board, (v) the proposed compensation policy for the Management Board, (vi) the proposed deed of amendment of the articles of association of the Company, and (vii) a template of the proxy form for registered shareholders (collectively, the "AGM Materials") are available on the Company's website (www.probr.com) (the "Website") and can be obtained free of charge at the office of the Company (Zernikedreef 9, 2333 CK Leiden). The relevant AGM Materials will also be furnished to the U.S. Securities and Exchange Commission (the "SEC") under cover of a Form 6-K and will be available on the SEC's website (www.sec.gov). The Company will ensure that the relevant AGM Materials are also disseminated and/or made available for inspection, as appropriate, to the shareholders.

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Attendance and voting

Only shareholders as of the close of business on June 2, 2022 (the "Record Date") are entitled to attend and/or and vote at the AGM. Each share outstanding on the Record Date is entitled to one vote on each voting item.

In view of the COVID-19 pandemic, the Company is taking special measures in relation to the AGM to avoid further spread and unnecessary infections as much as possible. Hence, the meeting is now organized as virtual meeting only, and shareholder may attend the AGM online through videoconference. Shareholders that wish to attend the videoconference should register for attendance as described below, after which they will receive login details for the videoconference.

Questions that a Shareholder would like to see addressed at the AGM may be submitted at least seventy-two (72) hours in advance of the meeting, via e-mail to legal@proqr.com, along with evidence of shareholding as provided by the bank or broker involved (except for Registered Holders). It will not be possible to vote during the meeting, so all shareholders who wish to vote on any of the voting items on the agenda should follow the procedure for proxy voting as set out below. In case of questions about any of the foregoing, please contact the Company's legal department via legal@proqr.com.

The procedure for voting and attendance depends on the way you hold your shares in the Company:

Beneficial Owners: persons who hold their ordinary shares in the capital of the Company through a bank, broker or other nominee (through Cede & Co., as nominee for the Depository Trust Company) are regarded as "Beneficial Owners". This applies to the majority of ProQR's shareholders.

•	Proxy voting: Beneficial Owners who wish to vote by proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary through which they hold their beneficial ownership of shares. Beneficial Owners who have any questions in respect of the above procedure are recommended to contact their bank or broker for further information.

•	Attendance: Beneficial Owners who wish to attend the videoconference must have their financial intermediary or their agent with whom the shares are on deposit issue a written statement to them which confirms their position at the record date. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company's e-mail address legal@proqr.com no later than on June 23, 2022 and (ii) submit with their registration a statement confirming their shareholding at the record date, as received from their financial intermediary.

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Registered Shareholders: shareholders who are not holding their shares through a bank, broker or other nominee and are registered directly with the Company's transfer agent AST are regarded as "Registered Shareholders".

•	Proxy voting: Registered Shareholders who wish to vote by proxy may do so by using the template proxy form that has been made available on the Website as part of the AGM Materials.

•	Attendance: Registered Shareholders who wish to attend the videoconference must notify the Company by submitting their name and number of registered shares through the Company's e-mail address legal@proqr.com no later than on June 23, 2022.

The Management Board and the Supervisory Board
June 1, 2022